UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

QUAMTEL, INC.

(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 74760P 10 9
(CUSIP Number) Ronald L. Brown, Esq. Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.74760P 10 9	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON eTelTec, Inc. EIN – 27-0624672
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,000,000
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 8,000,000
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6%%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74760P 10 9	Page 3 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gladys Perez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 8,100,000
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 8,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74760P 10 9	Page 4 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Ivester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Filed Pursuant to Rule 13d-1

ITEM 1.

Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Quamtel, Inc., a Nevada corporation (the “Issuer”) and is being filed by eTelTec, Inc., a Florida corporation, and Gladys Perez and Steven Ivester (the “Reporting Person”).  The Issuer’s principal executive offices are located at 135 Weston Rd., Suite 326, Weston, Florida 33326.

ITEM 2.

Identity and Background. –

(a)

Name.  The name of the Reporting Person is eTelTec, Inc. The Reporting Person is owned and managed by Gladys Perez.  eTelTec, Inc. obtained such shares through purchase from Steven Ivester under a Stock Purchase Agreement dated July 1, 2009 for the sum of $4,500,000, payable in a five year unsecured note plus interest at 3.5%.  Mr. Ivester and Ms. Perez enjoy a close personal relationship, and Mr. Ivester is the principal employee of iTella, Inc. that provides consulting services to the Issuer.  Although Mr. Ivester does not admit that he is a beneficial owner of the Common Stock, the Reporting Person concluded on January 26, 2010, that the combination of factors set forth above could result in him considered as a “beneficial owner” of the Common Stock.

(b)

Business Address. The business address for the Reporting Person and Ms. Perez and Mr. Ivester is 135 Weston Rd., Suite 326, Weston, Florida 33326

(c)

Occupation and Employment.  The Reporting Person is a financial consulting company.

(d)

Criminal Proceedings.  During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)

Civil Proceedings.  Except as follows, no Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Steven Ivester is the defendant in Civil Case No. 09-20957-CIV in the U. S. District Court, Southern District of Florida, in a case brought by the SEC alleging violations of Section 17(a)(2) and (3) of the Securities Act of 1933, Section 16(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13A-14 and 16a-3, in connection with his position as CEO of a previous public company.

(f)

Citizenship. The Reporting Person is a Florida corporation. Ms. Perez and Mr. Ivester are citizens of the United States.

ITEM 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 8,100,000 shares (the “Shares”) of the Issuer’s Common Stock, of which 8,000,000 shares are held of record by eTeltec, 100,000 shares are held of record by Ms Perez, and no shares are held of record by Mr. Ivester.  All such shares were issued in the reverse merger transaction that closed on July 28, 2009 and was reported in a From 8-K on August 3, 2009.

ITEM 4.

Purpose of Transaction.

On January 26, 2010, Reporting Person eTeltec sold 450,000 shares and Mr. Ivester sold 50,000 shares to Robert Picow, a new director of the Company, for the sum of $150,000.  In addition to the foregoing matters, as disclosed in a Form 4 filed on November 24, 2009, on November 20, 2009 Reporting Person sold 500,000 shares for $0.50 per share to an investor.

ITEM 5.

Interests in Securities of the Issuer.

(a)

Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 8,100,000 shares of Common Stock of the Issuer, representing approximately 48.6% of the class.

(b)

Power to Vote and Dispose.  No change.

(c)

Transactions Within the Past 60 Days.  Except as noted herein and in the reporting Person’s original Schedule 13D and Amendments thereto, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.  During the past sixty (60) days Mr. Ivester has sold 150,000 shares for nominal value and made gifts of 325,000 shares of common stock.  He was the record holder of all such shares.

(d)

Certain Rights of Other Persons.  Not applicable.

(e)

Date Ceased to be a 5% Owner.  Not applicable.

ITEM 6.

Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

No change.

ITEM 7.

Material to be Filed as Exhibits.

None.

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  January 28, 2010

eTelTec, Inc.

By:	/s/ Gladys Perez
Gladys Perez, President

/s/ Gladys Perez
Gladys Perez

/s/ Steven Ivester
Steven Ivester

Attention:  Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. § 1001).